				Exhibit 12.2
PUGET SOUND ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	12 Months
	Ended
	March 31,	Years Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings Available For Fixed Charges:
Pre-tax income:
Income from continuing operations before income taxes	$291,418	$282,237	$26,217	$226,896	$223,618	$265,308
AFUDC - equity	(38,002)	(32,430)	(12,677)	(4,177)	(2,627)	(1,351)
AFUDC - debt	(32,841)	(29,949)	(14,157)	(9,215)	(8,610)	(12,614)
Total	$220,575	$219,858	$(617)	$213,504	$212,381	$251,342
Fixed charges:
Interest expense	$235,534	$231,416	$235,011	$211,742	$203,402	$219,120
Other interest	38,002	32,430	12,677	4,177	2,627	1,351
Portion of rentals representative of the interest factor	9,795	8,767	5,391	10,212	11,775	9,199
Total	$283,331	$272,613	$253,079	$226,131	$217,804	$229,670
Earnings available for combined fixed charges	$503,906	$492,471	$252,462	$439,635	$430,185	$481,012

Ratio of Earnings to Fixed Charges	1.78x	1.81x	1.00x	1.94x	1.98x	2.09x